U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1934 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

Weingrow                        Howard
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   (Last)                           (First)             (Middle)
c/o Medis Technologies Ltd.
805 Third Avenue
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                                    (Street)

New York                        New York                10022
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   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol


Medis Technologies Ltd. (MDTL)
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year


September 2002
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5.   If Amendment, Date of Original (Month/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [X]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

               President and Treasurer
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                 5.             6.
                                                                 4.                              Amount of      Owner-
                                                                 Securities Acquired (A) or      Securities     ship
                                                    3.           Disposed of (D)                 Beneficially   Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Owned follow-  Direct    Nature of
                                      2.            Code         ------------------------------- ing reporrted  (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             transactions   Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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
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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

                                                                          (Over)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or       3.                Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-    Deemed   4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     Execu-   Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    tion     action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       Date,    Code     of(D)         (Month/Day/Year)            Amount  ative    Following In-      ficial
Title of            Deriv-   if any   (Instr.  (Instr. 3,    ----------------            or      Secur-   Reported  direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Trans-    (I)      ship
Security            Secur-   Day/     -------  ------------  Exer-    tion               of      (Instr.  action(s) (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code  V    (A)   (D)   cisable  Date     Title     Shares  5)       (Instr.4) 4)       4)
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
Common Stock
Warrants (right                                                                 Common
to buy)(1)          (2)      9/18/02   A          A           Immed    9/18/05  Stock     105,379          105,379    D
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Common Stock
Warrants (right                                                                 Common
to buy)(1)          (2)      9/18/02   A          A           Immed    9/18/05  Stock       4,740            4,740   D(3)
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Common Stock
Warrants (right                                                                 Common
to buy)(1)          (2)      9/18/02   A          A           Immed    9/18/05  Stock       2,055            2,055   D(4)
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Common Stock                                                                                                                 By
Warrants (right                                                                 Common                                       Stanoff
to buy)(1)          (2)      9/18/02   A          A           Immed    9/18/05  Stock      42,400           42,400    I      Corp
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

Explanation of  Responses:

(1) Issued pursuant to the Issuer's Shareholder Loyalty Program which expired on September 18, 2002. The Shareholder Loyalty Program provided for the issuance of nontransferable warrants to purchase shares of the Issuer's common stock to any of its shareholders who: (i) purchased shares of the Issuer's common stock in its rights offering, which closed on March 18, 2002; (ii) registered in the shareholder's own name rather than in "street name" such shares of common stock purchased in the rights offering; (iii) registered in the shareolder's own name rather than in "street" name on March 18, 2002 shares of the Issuer's common stock, other than those purchased in the rights offering; and (iv) owned on September 18, 2002 that number of shares of the Issuer's common stock registered in the shareholder's name that equaled or exceeded that number of shares of the Issuer's common stock registered in such shareholder's own name on March 18, 2002, inclusive of those shares of the Issuer's common stock purchased in the rights offering. All shareholders who met those requirements received, at no charge, 0.10 warrants for each share of the Issuer's common stock owned in that shareholder's name on February 13, 2002.
(2) Each warrant entitles the reporting person to purchase one share of the Issuer's common stock at $4.43, which increases to $4.92 on Setpember 18, 2003 and to $5.41 on September 18, 2004, subject to adjustment in certain circumstances, at any time or from time to time, and ending at 5:00 p.m., New York City time, on September 18, 2005, at which time the warrants will expire.
(3)  Held by Reporting Person and Robert K. Lifton as Tenants in Common.
(4)  Held by Reporting Person and Robert K. Lifton as JT Tenants.



/s/ Howard Weingrow                                         February 10, 2003
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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